EXHIBIT 99.1

VIZSLA SILVER DISCOVERS NEW VEIN AT THE NORTHERN END OF TAJITOS INTERSECTING 3,513 G/T AGEQ OVER 2.65 METRES

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, May 19, 2022 /CNW/ - Vizsla Silver Corp. (TSX-V: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from 10 new drill holes targeting the Tajitos - Copala resource area, at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are centered on a vein splay discovered at the northern end of Tajitos, at the footwall of the low angle Copala Vein.

Highlights

  CS-22-161 returned 3,513 grams per tonne (g/t) silver equivalent (AgEq) over 2.65 metres true width (mTW) (2,461 g/t silver and 13.16 g/t gold)
  CS-22-157 returned 1,013 g/t AgEq over 4.20 mTW (713 g/t silver and 3.76 g/t gold)
  CS-22-154 returned 3,286 g/t AgEq over 1.70 mTW (2,400 g/t silver and 11.08 g/t gold)
  CS-22-158 returned 1,671 g/t AgEq over 1.50 mTW (1,140 g/t silver and 6.65 g/t gold)

"Tajitos and Copala continue to be a major focus for near-term resource expansion at Panuco," commented Michael Konnert, President and CEO. "While drilling the northern end of the Tajitos resource area, we discovered a new high-grade splay, located between Tajitos and Copala. This newly discovered vein was not included in the March 2022 resource estimate and further demonstrates the robust nature of the underlying mineralized system in the district. Vizsla currently has three rigs targeting the Tajitos-Copala area focused on category conversion and expanding the initial resource base."

Figure 1: Plan map of recent drilling along the north sector of Tajitos – Copala resource area. (CNW Group/Vizsla Silver Corp.)

The Copala Vein is a shallow dipping structure located within the Tajitos hangingwall along the northern extent of the Tajitos resource area. Copala is marked by high precious metals grades (up to 2,147 g/t silver and 18.04 g/t gold over 2.31 mTW, see the Company's news release dated January 19, 2022) hosted within a broader lower grade envelope of vein-breccia up to 82 meters thick. The area hosts additional precious metals-rich veins including Cristiano and Vein-3, which have been reported previously.

Drilling conducted during Q1 2022 and a reinterpretation of drill-holes from late 2021 along the northern portion of the Tajitos – Copala resource area led to the discovery of a new vein (blind to surface), between the Tajitos and Copala veins. The new vein, referred to as Copala 2, is located at the footwall of the shallow dipping Copala Vein and strikes north-south and dips at 50° to the east. Preliminary interpretations of drilling data highlight a southeast plunging shoot, with a strike length of approximately 300 metres, that remains open to the north. Copala 2 merges with the Copala Vein towards surface, and narrows at depth before intersecting Vein-3.

The Company is encouraged that the northern sector of the Tajitos – Copala resource area continues to grow, and the recent discovery of this new vein demonstrates the great potential for additional blind to surface veins in the district. Vizsla is currently negotiating land access and has prepared a drill plan to advance the exploration of the Tajitos - Copala area to the north. Other target veins that remain to be explored to the north, at the footwall of Tajitos, include Agua Zarca and La Tlacuacha.

Figure 2: Longitudinal Section of the Copala 2 vein. (CNW Group/Vizsla Silver Corp.)

VIZSLA SILVER CORP.
CS-22-140
CS-21-90
CS-22-136
CS-22-127
CS-22-124
CS-22-167
-20 m
+20 m
404400 E
2587200 N
CS-21-102
CS-21-106
404700 E
NW
SE
Cross section. Looking Northeast
600 RL
400 RL
200 RL
Copala-2
CS-22-121
Copala
Vein 3
Tajitos
Legend
Vein & Breccia
Rhyolite
Andesite tuff
Diorite

Figure 3: Cross section showing Tajitos, Copala and Copala 2 veins. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-124	201.65	202.55	0.9	0.5	933	3.71	1230
CS-22-136	155.70	157.90	2.2	1.52	163	0.81	228
Inc.	155.70	156.40	0.7	0.5	181	0.59	228
Inc.	157.50	157.90	0.4	0.28	458	2.78	680
CS-22-140	96.85	98.65	1.8	1.07	662	3.96	978
Inc.	96.85	97.65	0.8	0.48	1415	8.45	2091
CS-22-145	372.15	374.00	1.9	1.40	48	0.16	61
Inc.	372.15	372.45	0.3	0.2	266	0.84	333
CS-22-152	No Significant Values
CS-22-154	150.00	152.25	2.3	1.70	2400	11.08	3286
Inc.	150.55	151.50	0.9	0.7	4230	20.10	5837
Inc.	151.50	152.25	0.8	0.6	1400	6.76	1940
CS-22-155	285.90	289.10	3.2	2.04	675	2.40	867
Inc.	285.90	286.50	0.6	0.4	189	0.50	229
Inc.	286.95	287.60	0.7	0.4	2830	11.00	3709
CS-22-157	190.50	195.75	5.3	4.20	713	3.76	1013
Inc.	192.75	193.55	0.8	0.6	861	6.83	1407
Inc.	193.55	193.85	0.3	0.2	329	1.67	462
Inc.	193.85	194.25	0.4	0.3	1480	5.84	1947
Inc.	194.25	195.75	1.5	1.2	1420	6.35	1928
CS-22-158	250.50	252.70	2.2	1.50	1140	6.65	1671
Inc.	251.75	252.70	0.9	0.6	2610	15.30	3833
CS-22-161	226.10	229.80	3.7	2.65	2461	13.16	3513
Inc.	227.10	227.40	0.3	0.2	12424	96.30	20123
Inc.	227.40	228.00	0.6	0.4	1320	5.08	1726
Inc.	228.00	228.90	0.9	0.6	2940	11.55	3863
Inc.	228.90	229.80	0.9	0.6	2050	6.48	2568
CS-21-90	156.60	163.00	6.4	4.50	510	3.00	750
Inc.	156.60	157.85	1.3	0.9	1501	8.16	2153
Inc.	160.50	161.80	1.3	0.9	858	5.54	1301
Inc.	162.70	163.00	0.3	0.2	322	1.42	436
CS-21-94	321.20	323.30	2.1	1.8	535	1.94	690
Inc.	322.55	323.30	0.8	0.6	1205	4.34	1552

Table 1: Downhole drill intersections from the holes reported for the new splay vein at the foot wall of Copala. Holes CS-21-90 and CS-21-94 drilled in 2021 were previously reported in the Company's news release dated January 19, 2022.

Note: AgEq = Ag ppm + (Au ppm x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-124	404,573	2,587,156	568	307	-51.8	379.5
CS-22-136	404,528	2,587,186	558	306	-59.8	207.0
CS-22-140	404,482	2,587,236	554	275	-65.9	255.0
CS-22-145	404,775	2,587,191	554	302	-54.3	481.5
CS-22-152	404,775	2,587,191	554	321	-51.0	380.0
CS-22-154	404,535	2,587,285	555	306	-43.7	277.5
CS-22-155	404,672	2,587,223	540	317	-46.8	405.0
CS-22-157	404,535	2,587,285	555	317	-65.1	339.0
CS-22-158	404,535	2,587,285	555	349	-49.1	310.5
CS-22-161	404,624	2,587,248	547	307	-45.7	264.0
CS-21-90	404,483	2,587,237	554	346	-55.0	256.5
CS-21-94	404,653	2,587,161	568	320	-49.2	444.0

 Table 2: Drillhole details for the new vein splay. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1Moz AgEq and an in-situ inferred resource of 45.6Moz AgEq  The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver Corp.

Vizsla Silver Corp. is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this video are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this video providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this video may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district ; and the entering into of land access agreements.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 19-MAY-22